Exhibit 21.1

SUBSIDIARIES OF LENDINGCLUB CORPORATION

The following are the subsidiaries of LendingClub Corporation as of December 31, 2024, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries	Jurisdiction of Incorporation or Organization
LendingClub Bank, National Association	United States
LendingClub Structured Loan Certificate Issuer Trust	Delaware